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Exhibit 2

Management's Discussion and Analysis

The following is management's discussion and analysis ("MD&A") of the financial condition and results of operations of North American Palladium Ltd. ("the Company") to enable a reader to assess material changes in financial condition and results of operations for the three and six months ended June 30, 2009, compared to those of the respective periods in the prior year. This MD&A has been prepared as of August 10, 2009 and is intended to supplement the unaudited consolidated financial statements and notes thereto for the three and six months ended June 30, 2009 (collectively, the "Financial Statements"). In conjunction with the review of this MD&A, the readers are encouraged to review the Financial Statements, the most recent audited financial statements and MD&A included in the 2008 Annual Report, and the most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange and Canadian provincial securities regulatory authorities. All amounts are in Canadian dollars unless otherwise noted.

North American Palladium Current Business Environment

In 2008, the price of palladium and platinum, the Company's two main metals at that time, changed dramatically over a short period of time. In June 2008, palladium and platinum had traded at highs of US$475 per ounce and US$2,103 per ounce respectively. However, at December 31, 2008, the spot price of palladium and platinum closed at US$183 per ounce and US$898 per ounce respectively. In October 2008, due to these declining metal prices, the Company's Lac des Iles ("LDI") mine was temporarily placed on care and maintenance.

The second quarter of 2009 saw a continued improvement in the price of palladium and platinum and as at August 10, 2009 the spot price was US$272 per ounce and US$1,242 per ounce respectively. While encouraging, the metal price increases did not warrant the restart of mining operations at the LDI mine, which remained on care and maintenance for the second quarter of 2009. Consequently the results of operations for the three and six months ended June 30, 2009 are not comparable to the same period last year, when the LDI mine was in full production.

In addition, on May 26, 2009, the Company completed the acquisition of Cadiscor Resources Inc. ("Cadiscor") in which the Company acquired all of the outstanding common shares of Cadiscor (see "Acquisition of Cadiscor Resources Inc."). As a result of this transaction, the Company acquired the Sleeping Giant mine which is expected to resume operations in the fourth quarter of 2009 at a production rate of approximately 50,000 ounces of gold per year.

Second Quarter 2009 Highlights

•
On May 26, 2009, the Company announced the completion of the acquisition of Cadiscor in an all-equity transaction whereby Cadiscor shareholders received 0.33 common shares of the Company for each common share of Cadiscor.

•
On June 25, 2009, the Company announced the discovery of a new underground platinum group minerals ("PGM") zone at its LDI mine. The new zone, named the Cowboy Zone, was discovered during infill drilling of the Offset Zone to support an advanced preliminary economic assessment that is currently in progress. This new PGM discovery has the potential to extend the mine life and significantly impact the economics of the LDI mine.

•
For the quarter ended June 30, 2009, there was no palladium production as compared to 65,791 ounces in the second quarter last year due to the LDI mine being on care and maintenance during the quarter.

•
Revenue after pricing adjustments for the quarter ended June 30, 2009 was negative $1.2 million compared to positive $52.2 million in the second quarter last year. The 2009 revenue after pricing adjustments reflects unfavourable foreign exchange adjustments partially offset by positive commodity price adjustments.

•
Operating cash flow for the quarter ended June 30, 2009 was $11.4 million compared to operating cash flow of $5.8 million in the second quarter last year.

•
The net loss for the quarter ended June 30, 2009 was $9.8 million or $0.11 per share compared to net income of $10.4 million or $0.13 per share in the second quarter last year.

•
Palladium sales settled during the quarter ended June 30, 2009 were realized at an average price of US$216 per ounce, a decrease of 51% compared to an average price of US$440 per ounce in the second quarter last year.

•
Net working capital as at June 30, 2009 was $73.6 million (including cash and cash equivalents of $61.2 million) compared to $86.1 million as at December 31, 2008.

OUTLOOK

The Company's vision is to create a mid-tier precious metals company operating multiple mines in mining-friendly jurisdictions. The acquisition of Cadiscor on May 26, 2009 is an important first step in the realization of the Company's vision. Management expects to resume operations at the Sleeping Giant mine in the fourth quarter of 2009 at a production rate of approximately 50,000 ounces of gold per year.

In the current environment, management expects there will be many other attractive strategic opportunities to consider. With a strong balance sheet the Company will pursue acquisition and Joint Venture opportunities aggressively, focusing on the gold sector, but with discipline to ensure it pursues only those transactions that can deliver enhanced and sustainable shareholder value.

LDI mine

While the LDI mine is on care and maintenance, the Company has retained senior mine management and facility security. The Company also retained a large exploration team as well as financial personnel in Thunder Bay and the corporate staff in Toronto. Management estimates that corporate overhead, personnel costs and facility and maintenance expenditures at the mine will be in the range of $5.0 million to $6.0 million per quarter, excluding discretionary investment in exploration activities.

Going forward, management intends to focus on the following strategic initiatives:

1.
Further delineating the newly discovered PGM zone, named the Cowboy Zone, situated less than 50 metres away from the Offset Zone (see June 25, 2009 press release). A surface drill program has recently commenced to determine whether other possible nearby mineralized zones extend to surface. A resource estimate on the Cowboy Zone is anticipated before the end of 2009.

2.
The discovery of the Cowboy Zone has resulted in the decision to expand the exploration effort at LDI to define the limits, size and grade of the Offset Zone and to pursue other possible mineralized zones that were identified as a result of this initial exploration effort. Accordingly, the Company, assisted by Nordmin Engineering Ltd., will now work towards completing an advanced preliminary economic assessment, expected to be available by late Q4 2009.

  The advanced preliminary economic assessment will take into account a resource update to be prepared by Scott Wilson Roscoe Postle Associates Inc. ("RPA") that will include the results of drilling completed in the first half of 2009. We expect this resource update to be available early in the fourth quarter of 2009. A further resource update is scheduled for March 2010, which will incorporate all of the second half 2009 drill results. We expect that resource update to be available early in the second quarter of 2010.

While the LDI mine is on care and maintenance, management is re-evaluating the current mine plan and mill configuration with a view to reducing operating costs and ensuring the Company is well positioned to restart this mine once metal prices recover.

Acquisition of Cadiscor Resources Inc.

On March 31, 2009 the Company announced that they had entered into a definitive agreement pursuant to which the Company would acquire, by way of a plan of arrangement, all of the outstanding common shares of Cadiscor in an all-equity transaction. Coincident with the signing of the definitive agreement, the Company advanced to Cadiscor a total of $7.5 million, pursuant to the purchase of a $5.4 million, 12% convertible debenture, and a $2.1 million, 12% debenture, the proceeds of which would be used by Cadiscor to bring the Sleeping Giant mine in Quebec back into production. Both debentures have a term of 18 months and are secured by a first charge on Cadiscor's assets.

Effective May 26, 2009, the Company acquired 100 percent of the outstanding common shares of Cadiscor in an all-equity transaction. The results of Cadiscor's operations have been included in these consolidated financial statements since the date of acquisition.

Pursuant to the acquisition agreement, Cadiscor shareholders received 0.33 common shares of the Company for each common share of Cadiscor. The Company issued 14.5 million common shares on closing at a price of $1.89 per share based on the volume weighted average closing stock price of the Company's common shares for the period from March 27, 2009 to April 2, 2009.

In addition, all of Cadiscor's outstanding stock options and warrants as at the date of acquisition were exchanged for equivalent instruments in the Company. Approximately 0.9 million stock options and 1.4 million warrants were issued by the Company in the exchange. The Company recorded $1.0 million and $1.2 million as part of the purchase consideration, representing the fair value of these stock options and warrants respectively. The Company also assumed the equity conversion option relating to convertible debentures with an assigned fair value of $1.4 million at the date of acquisition.

The following table summarizes the estimated preliminary fair value of the assets acquired and liabilities assumed as at the date of acquisition:

ASSETS
Current Assets
Cash and cash equivalents	$7,248
Taxes recoverable	461
Inventories	420
Other assets	559

8,688
Mining interests	36,740
Mine restoration deposit	1,769

$47,197

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$1,732
Current portion of obligation under capital leases	7

1,739
Mine restoration obligation	2,537
Long-term debt	11,066
Obligation under capital leases	27

$15,369

Net assets acquired	$31,828

TOTAL PURCHASE CONSIDERATION
Common share capital	$27,325
Stock options	1,014
Purchase warrants	1,168
Convertible rights on convertible debenture	1,437
Transaction costs	884

Total purchase price	$31,828

Summary of Quarterly Results
(expressed in thousands of Canadian dollars except per share amounts)

	2009		2008				2007

	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Revenue – before pricing adjustments	$–	$–	$9,642	$35,331	$52,403	$51,052	$44,938	$42,674
Pricing adjustments:
Commodities	354	4,018	(7,189)	(47,203)	581	15,178	1,799	237
Foreign exchange	(1,568)	1,012	8,889	2,992	(743)	4,558	(231)	(6,419)

Revenue – after pricing adjustments	$(1,214)	$5,030	$11,342	$(8,880)	$52,241	$70,788	$46,506	$36,492

Cash provided by (used in) operations*	11,449	14,464	(16,563)	7,483	5,830	10,100	10,521	9,443
Exploration expense	3,916	2,408	4,670	4,231	7,115	7,054	5,179	2,933
Net income (loss)	(9,806)	347	(112,419)	(71,242)	10,387	12,595	(11,088)	(14,033)
Net income (loss) per share	$(0.11)	$0.00	$(1.31)	$(0.85)	$0.13	$0.16	$(0.19)	$(0.25)
Fully diluted net income (loss) per share	$(0.11)	$0.00	$(1.31)	$(0.85)	$0.13	$0.15	$(0.19)	$(0.25)

*
Includes exploration expense.

After peaking in March 2008 at US$582 per ounce the price of palladium has declined by 57% to US$249 per ounce at the end of June 30, 2009 as indicated in the chart below from Johnson Matthey.

Approximately 50% of global demand for palladium and platinum is for the manufacture of automotive catalytic converters. The auto sector was severely impacted by the global recessions but early signs of a recovery have appeared in recent global sales data. In particular, it is expected that growth in automotive demand will be particularly strong in the BRIC (Brazil, Russia, India, and China) countries.

Source: Johnson Matthey

Spot Metal Prices*

	December 31 2007	December 31 2008	June 30 2009	% Inc vs. December 2008

Palladium – US$/oz	$364	$183	$249	36%
Platinum – US$/oz	$1,530	$898	$1,186	32%
Gold – US$/oz	$836	$869	$934	7%
Nickel – US$/lb	$11.70	$4.90	$7.26	48%
Copper – US$/lb	$3.03	$1.32	$2.31	75%

*
Based on the London Metal Exchange ("LME") afternoon price fix.

Segment information

The Company's operations are organized into three reportable segments: LDI mine, Sleeping Giant gold mine, and corporate and other. The two mines include activities related to exploration, evaluation and development, mining, milling and the sale of mineral concentrates. The corporate and other segment includes general corporate expenses and other projects not allocated to the other segments. The Company's segments are summarized in the following table.

As at and during the three and six months ended June 30, 2009, segmented information is presented as follows:

	As at June 30, 2009				As at June 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Cash and cash equivalents	$1,261	$5,758	$54,203	$61,222	$1,881	$–	$70,667	$72,548
Concentrate awaiting settlement	114	–	–	114	98,257	–	–	98,257
Inventories	19,100	459	–	19,559	22,614	–	–	22,614
Other current assets	639	717	1,085	2,441	17,351	–	1,388	18,739
Mining interests	31,559	38,448	42	70,049	120,004	–	34	120,038
Other non-current assets	8,404	1,769	327	10,500	8,745	–	266	9,011

Total assets*	$61,077	$47,151	$55,657	$163,885	$268,852	$–	$72,355	$341,207

*
Total assets do not reflect intercompany balances, which have been eliminated on consolidation.
	Three months ended June 30, 2009				Three months ended June 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Revenue – after pricing adjustments	$(1,214)	$–	$–	$(1,214)	$52,241	$–	$–	$52,241
Amortization	51	1	–	52	10,749	–	3	10,752
Total operating expenses	2,850	–	–	2,850	23,581	–	–	23,581
Income (loss) from mining operations	(4,115)	(1)	–	(4,116)	17,911	–	(3)	17,908
Other expenses
General and administration	138	110	1,974	2,222	21	–	1,628	1,649
Exploration	3,735	143	38	3,916	900	–	6,215	7,115
Other	796	(3)	(1,241)	(448)	257	–	(119)	138
Income (loss) before taxes	(8,784)	(251)	(771)	(9,806)	16,733	–	(7,727)	9,006
Income and mining tax recovery	–	–	–	–	71	–	(1,452)	(1,381)

Net income (loss) and comprehensive income (loss) for the period	$(8,784)	$(251)	$(771)	$(9,806)	$16,662	$–	$(6,275)	$10,387

	Six months ended June 30, 2009				Six months ended June 30, 2008
	Lac des Iles mine	Sleeping Giant mine	Corporate and other	Total	Lac des Iles mine	Sleeping Giant mine	Corporate and other	Total

Revenue – after pricing adjustments	$3,816	$–	$–	$3,816	$123,029	$–	$–	$123,029
Amortization	101	1	–	102	19,908	–	6	19,914
Total operating expenses	3,538	–	–	3,538	60,293	–	–	60,293
Income (loss) from mining operations	177	(1)	–	176	42,828	–	(6)	42,822
Other expenses
General and administration	284	110	3,875	4,269	(971)	–	2,977	2,006
Exploration	6,084	143	97	6,324	1,526	–	12,643	14,169
Other	457	(3)	(1,412)	(958)	668	–	2,013	2,681
Income (loss) before taxes	(6,648)	(251)	(2,560)	(9,459)	41,605	–	(17,639)	23,966
Income and mining tax expense (recovery)	–	–	–	–	2,436	–	(1,452)	984

Net income (loss) and comprehensive income (loss) for the period	$(6,648)	$(251)	$(2,560)	$(9,459)	$39,169	$–	$(16,187)	$22,982

	Three months ended June 30, 2009				Three months ended June 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Additions to mining interests	$177	$1,709	$12	$1,898	$13,496	$–	$–	$13,496

	Six months ended June 30, 2009				Six months ended June 30, 2008
	LDI mine	Sleeping Giant mine	Corporate and other	Total	LDI mine	Sleeping Giant mine	Corporate and other	Total

Additions to mining interests	$387	$1,709	$12	$2,108	$24,525	$–	$–	$24,525

Results of Operations

Revenue

Revenue is affected by sales volumes, commodity prices and currency exchange rates. Sales of metals in concentrate are recognized in revenue at provisional prices when concentrate is delivered to a third party smelter for treatment; however, final pricing is not determined until the refined metal is sold, which can be up to six months later. These final pricing adjustments result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the US dollar will result in additional revenues and a strengthening in the Canadian dollar will result in reduced revenues.

For the three months ended June 30, 2009, revenue before pricing adjustments was $nil compared to $52.4 million in the same period last year, which reflects no production at the LDI mine during the quarter.

Negative pricing adjustments from settlements and the mark-to-market of concentrate awaiting settlement in the second quarter of 2009 decreased revenue by $1.2 million ($1.6 million negative foreign exchange adjustment partially offset by a $0.4 million favourable commodity price adjustment). This compares to negative pricing adjustments in the second quarter of 2008 of $0.1 million ($0.7 million negative foreign exchange adjustment partially offset by a $0.6 million positive commodity price adjustment).

For the three months ended June 30, 2009, revenue after pricing adjustments was negative $1.2 million compared to positive $52.2 million in the same period last year.

For the six months ended June 30, 2009, revenue before pricing adjustments was $nil compared to $103.5 million in the same period last year, which reflects no production at the LDI mine during the period.

Positive pricing adjustments from settlements and the mark-to-market of concentrate awaiting settlement in the six months ended June 30, 2009 increased revenue by $3.8 million ($4.4 million favourable commodity price adjustment partially offset by a $0.6 million negative foreign exchange adjustment). This compares to positive pricing adjustments in the same period last year of $19.6 million ($15.8 million favourable commodity price adjustment and a $3.8 million positive foreign exchange adjustment).

For the six months ended June 30, 2009, revenue after pricing adjustments was $3.8 million compared to $123.0 million in the same period last year.

Final pricing on palladium sales settled during the three months ended June 30, 2009 realized an average price of US$216 per ounce, a decrease of 51% compared to an average price of US$440 in the same period last year. Final pricing on palladium sales settled during the six months ended June 30, 2009 realized an average price of US$204 per ounce, a decrease of 53% compared to an average price of US$437 in the same period last year, as set out in the following table:

Average Realized Metal Prices and Exchange Rates

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Palladium – US$/oz	$216	$440	$204	$437
Platinum – US$/oz	$1,103	$2,020	$1,025	$1,902
Gold – US$/oz	$910	$924	$896	$892
Nickel – US$/lb	$–	$12.30	$4.80	$12.31
Copper – US$/lb	$–	$3.78	$1.45	$3.51

Average exchange rate (Bank of Canada) – CDN$1 = US$	US$0.86	US$0.99	US$0.83	US$0.99

Provisionally priced concentrate awaiting settlement at June 30, 2009 reflects unrealized silver settlements, which have been marked-to-market based on the quarter-end spot metal price and exchange rate. For comparison purposes, the following table details the recorded spot metal prices and exchange rate for the specified metals:

Recorded Spot Metal Prices and Exchange Rates – Mark-to-Market

	June 30 2009	March 31 2009	December 31 2008

Palladium – US$/oz	$249	$215	$183
Platinum – US$/oz	$1,186	$1,124	$898
Gold – US$/oz	$934	$916	$869
Nickel – US$/lb	$7.26	$4.27	$4.90
Copper – US$/lb	$2.31	$1.83	$1.32

Exchange rate (Bank of Canada) – CDN$1 = US$	US$0.86	US$0.79	US$0.82

Operations

During the three months ended June 30, 2009, no ore was extracted from the LDI underground mine. During the same period last year, 192,696 tonnes were extracted with an average palladium grade of 5.82 grams per tonne. In the LDI open pit operation no ore was extracted for the three months ended June 30, 2009, compared to 967,968 tonnes of ore extracted at an average palladium grade of 1.86 grams per tonne in the same period last year. The strip ratio for the three months ended June 30, 2008 was 2.51. During the six months ended June 30, 2009, no ore was extracted from the LDI underground mine. During the same period last year, 393,166 tonnes were extracted with an average palladium grade of 5.74 grams per tonne. In the LDI open pit operation no ore was extracted for the six months ended June 30, 2009, compared to 1,937,400 tonnes of ore extracted at an average palladium grade of 1.77 grams per tonne in the same period last year. The strip ratio for the six months ended June 30, 2008 was 2.30.

During the three months ended June 30, 2009, no ore was processed by the mill. During the same period last year, the mill processed 1,154,842 tonnes of ore at an average of 12,691 tonnes per operating day, producing 65,791 ounces of palladium at an average palladium head grade of 2.35 grams per tonne, with a palladium recovery of 75.3%, and mill availability of 87.8%. During the six months ended June 30, 2009, the mill did not process any ore. During the same period last year, the mill processed 2,291,410 tonnes of ore at an average of 12,590 tonnes per operating day, producing 126,882 ounces of palladium at an average palladium head grade of 2.28 grams per tonne, with a palladium recovery of 75.6%, and mill availability of 88.6%.

Operating Expenses

For the three months ended June 30, 2009, total care and maintenance costs were $3.1 million compared to $nil in same period of 2008 and reflect the mine being on care and maintenance. Due to the mine closure, no palladium was produced in the three and six months ended June 30, 2009. Total production costs for the three months ended June 30, 2008 were $30.7 million. In the second quarter of 2008, unit cash costs,1 which include direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were US$219 per ounce of palladium. For the six months ended June 30, 2009, total care and maintenance costs were $6.3 million compared to $nil in same period of 2008. Total production costs for the six months ended June 30, 2008 were $61.3 million and unit cash costs1 were US$122 per ounce of palladium.

The inventory pricing adjustments for the three months ended June 30, 2009 were favourable $0.3 million (2008 – $nil) and reflect the write up of ore inventories to net realizable value due to the increase in metal prices partially offset by the strengthening of the Canadian dollar during the quarter. For the six months ended June 30, 2009, the inventory pricing adjustments were favourable $3.0 million (2008 – $0.1 million)

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

and reflect the write up of ore inventories to net realizable value due to the increase in metal prices partially offset by the strengthening of the Canadian dollar during this period.

Smelter treatment, refining and freight costs for the three months ended June 30, 2009 were $nil compared to $6.1 million in the corresponding period in 2008. For the six months ended June 30, 2009, smelter treatment, refining and freight costs were $0.1 million compared to $11.5 million in the corresponding period in 2008. The $0.1 million cost reflects final pricing and assay adjustments on concentrate shipments made prior to the October 2008 mine shutdown.

Non-cash amortization was $0.1 million in the second quarter of 2009 compared to $10.8 million in the corresponding period in 2008. For the six months ended June 30, 2009, non-cash amortization was $0.1 million compared to $19.9 million in the corresponding period in 2008. The lower amortization expense for the three and six months ended June 30, 2009 is attributable to there being no palladium production, as the majority of the mining interests are amortized using the unit of production method. The amortization expense for the three and six months ended June 30, 2009 reflects amortization of vehicles still in use while the mine is on a care and maintenance basis.

The Company reviews and evaluates its long-lived assets for impairment when events or changes in circumstances arise that may result in impairments in the carrying value of those assets. Impairment is considered to exist if total estimated future undiscounted cash flows are less than the carrying amount of the asset. In the opinion of the Company's management, there were no events or changes in circumstances giving rise to an impairment in the carrying value of long-lived assets. Assumptions underlying future cash flow estimates are subject to risk and uncertainty. Any differences between significant assumptions and market conditions such as metal prices, exchange rates, recoverable metal, and/or the Company's operating performance could have a material effect on the Company's ability to recover the carrying amounts of its long-lived assets resulting in possible additional impairment charges.

For the three and six months ended June 30, 2009, the loss on disposal of equipment was $nil compared to $0.4 million and $1.1 million respectively, in the same period last year. The loss of $0.4 million and $1.1 million for the three and six months ended June 2008 respectively, represented the unamortized value of component parts of equipment replaced reflecting the adoption of the CICA Handbook Section 3031.

For the three months ended June 30, 2009, asset retirement costs were $0.1 million compared to $0.2 million in the same period last year. For the six months ended June 30, 2009, asset retirement costs were $0.2 million compared to $0.3 million in the same period last year. The reduction in the asset retirement costs for 2009 is based on the revised estimated cash flows within the Company's most recent mine plan and decreased amortization due to there being no palladium production.

For the three months ended June 30, 2009, the Company recorded a loss from mining operations of $4.1 million, compared to last year's second quarter income of $4.1 million, before an insurance recovery of $13.8 million, and reflects the mine being on care and maintenance during the quarter. For the six months ended June 30, 2009, the Company recorded income from mining operations of $0.2 million, compared to $29.0 million, before an insurance recovery of $13.8 million, for the same period last year.

Other Expenses

General and administration expenses for the three months ended June 30, 2009 of $2.2 million increased by $0.6 million compared to $1.6 million in the same period last year. The corresponding period in the prior year included $0.7 million received for costs as part of the insurance recovery. For the six months ended June 30, 2009, general and administration expenses increased by $2.3 million to $4.3 million, compared to $2.0 million in the same period as last year. The corresponding period in the prior year included a $1.0 million refund as a result of the Ontario Government's decision to eliminate the capital tax for companies engaged in manufacturing and mining activities, and $0.7 million received for costs as part of the insurance recovery.

Exploration expenditures for the three months ended June 30, 2009 were $3.9 million compared to $7.1 million in the corresponding period last year, and for the six months ended June 30, 2009, exploration expenditures were $6.3 million compared to $14.2 million in the corresponding period last year, and are comprised as follows:

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Offset Zone project	$2,472	$668	$3,953	$769
LDI property	1,272	231	2,141	760
Shebandowan West nickel-copper-PGM project	29	2,176	87	3,045
Discovery project	143	–	143	–
Arctic Platinum Project	–	4,040	–	9,595

Total exploration expenditures	$3,916	$7,115	$6,324	$14,169

For the three and six months ended June 30, 2009 there were no expenditures on the Arctic Platinum Project ("APP") as all interests in APP reverted back to Gold Fields Limited in the latter part of 2008.

In light of the sharp decline in nickel prices in the latter half of the previous year, the Company ceased all activities on the Shebandowan Joint Venture, including at the Shebandowan West project.

Interest and other income for the three months ended June 30, 2009 was $1.2 million compared to a cost of $1.3 million in the corresponding period last year, an increase of $2.5 million. The reduced interest and other costs are due primarily to lower interest and accretion expenses of $1.3 million relating to the convertible notes payable, which were fully repaid in the fourth quarter of 2008. The corresponding period in the prior year also included a provision for interest expense of $0.4 million relating to unspent flow-through funds received in 2006 and 2007. The current period reflected $0.5 million and $0.1 million in realized and unrealized gains, respectively on investments. For the six months ended June 30, 2009, interest and other income was $1.3 million compared to a cost of $2.9 million in the same period last year, an increase of $4.2 million. The reduced interest and other costs are due primarily to lower interest and accretion expenses of $3.5 million relating to the convertible notes payable. The corresponding period in the prior year also included a provision for interest expense of $0.4 million relating to unspent flow-through funds received in 2006 and 2007. Also reflected in the six months ended June 30, 2009 is $0.5 million and $0.1 million in realized and unrealized gains, respectively on investments.

The foreign exchange loss for the three months ended June 30, 2009 was $0.8 million compared to a foreign exchange gain of $1.1 million in the corresponding period last year, resulting in an unfavourable foreign exchange impact of $1.9 million. The corresponding period in the prior year included a $1.1 million foreign exchange gain related to the Arctic Platinum Project in Finland that reflected the strengthening of the Canadian dollar against the euro. For the six months ended June 30, 2009, the foreign exchange loss was $0.4 million compared to a foreign exchange gain of $0.2 million in the corresponding period last year, resulting in an unfavourable foreign exchange impact of $0.6 million.

Income and Mining Taxes

For the three months ended June 30, 2009, the Company's income and mining tax expense was $nil compared to a recovery of $1.4 million in the same period last year. Given the substantial unrecognized tax benefits already available to the Company, no additional tax benefits were recorded in respect of the current period losses. The prior period reflected the recovery of future income taxes created on the renunciation of exploration expenses related to a previous flow-through share offering. For the six months ended June 30, 2009, the Company's income and mining tax expense was $nil compared to an expense of $1.0 million in the same period last year, which reflects higher profitability in 2008.

Net Income

For the three months ended June 30, 2009, the Company reported a net loss of $9.8 million or $0.11 per share compared to a net income of $10.4 million or $0.13 per share in the same period last year. For the six months ended June 30, 2009, the Company reported a net loss of $9.5 million or $0.11 per share compared to a net income of $23.0 million or $0.28 per share in the same period last year.

LIQUIDITY

Sources and Uses of Cash

	Three months ended June 30		Six months ended June 30
	2009	2008	2009	2008

Cash provided by (used in) operations prior to changes in non-cash working capital	$(9,537)	$18,061	$(15,823)	$26,214
Changes in non-cash working capital	20,986	(12,231)	41,736	(10,284)

Cash generated by operations	11,449	5,830	25,913	15,930
Cash provided by (used in) financing	(2,179)	(1,978)	(4,516)	6,320
Cash used in investing	4,467	(13,279)	(3,243)	(24,308)

Increase (decrease) in cash and cash equivalents	$13,737	$(9,427)	$18,154	$(2,058)

For the three months ended June 30, 2009, cash used in operations prior to changes in non-cash working capital was $9.5 million, compared to cash provided by operations of $18.1 million in the same period last year, a reduction of $27.6 million. This reduction is due primarily to the decreased net income ($20.2 million), lower non-cash amortization expense ($10.5 million), the impact of unrealized commodity price adjustments ($2.9 million), lower non-cash add back for accretion expense relating to the convertible notes payable ($1.1 million), and a reduced loss on disposal of equipment ($0.4 million), offset by the impact of an unrealized foreign exchange loss ($6.9 million) and higher non-cash future income tax expense ($1.6 million). For the six months ended June 30, 2009, cash used in operations prior to changes in non-cash working capital was $15.8 million, compared to cash provided by operations of $26.2 million in the same period last year, a reduction of $42.0 million. This reduction is largely due to the decreased net income ($32.4 million), lower non-cash amortization expense ($20.5 million), lower non-cash add back for accretion expense relating to the convertible notes payable ($2.9 million), and a reduced loss on disposal of equipment ($1.1 million), lower non-cash future income tax expense ($0.8 million), offset by the impact of an unrealized foreign exchange loss ($8.9 million) and the impact of unrealized commodity price adjustments ($7.9 million).

For the three months ended June 30, 2009, non-cash working capital decreased by $21.0 million, representing an additional $33.2 million decrease compared to an increase of $12.2 million in the same period last year. The $33.2 million decrease is due to a further reduction of the concentrate awaiting settlement balance ($16.7 million), other assets ($16.4 million), accounts payable and accrued liabilities ($0.3 million), and taxes recoverable ($0.1 million), offset by a decrease in inventories and stockpiles ($0.3 million) as compared to the same period last year. For the six months ended June 30, 2009, non-cash working capital decreased by $41.7 million which represented an additional $52.0 million decrease compared to an increase of $10.3 million in the same period last year. The $52.0 million decrease is due to increased reduction of the concentrate awaiting settlement balance ($41.2 million), taxes recoverable ($1.7 million), inventories and stockpiles ($0.5 million), and other assets ($17.0 million), offset by a decrease in accounts payable and accrued liabilities ($8.4 million) as compared to the same period last year.

Palladium awaiting settlement was fully realized at June 30, 2009 compared to 125,747 ounces unrealized at December 31, 2008. The decrease in the physical quantities of metal in the concentrate awaiting settlement was partially offset by an increase in commodity prices used to value the concentrate awaiting settlement and a weakening in the Canadian dollar, resulting in a $42.9 million (100%) decrease in the value of concentrate awaiting settlement as at June 30, 2009, compared to December 31, 2008.

After allowing for non-cash working capital changes, cash provided by operations was $11.4 million for the three months ended June 30, 2009 compared to cash provided by operations of $5.8 million in the same period last year. For the six months ending June 30, 2009, cash provided by operations was $25.9 million compared to $15.9 million in the corresponding period last year.

Financing activities for the three months ended June 30, 2009 required cash of $2.2 million and reflected the scheduled repayment of debt compared to $2.0 million in the same period last year. For the six months ending June 30, 2009, financing activities required cash of $4.5 million compared to a source of cash of $6.3 million in the same period last year. In the prior year the underwriters of the December 2007 equity offering exercised an over allotment option that increased the net proceeds of the offering by $10.5 million.

The Company's total debt position decreased to $3.0 million at June 30, 2009 from $7.6 million at December 31, 2008. For the three months ended June 30, 2009, the reduction in debt includes scheduled repayments of the senior credit facilities ($1.8 million) and scheduled capital lease repayments ($0.6 million).

Investing activities provided $4.5 million of cash for the three months ended June 30, 2009, the majority of which was attributable to the acquisition of Cadiscor in which the Company received $7.2 million in cash offset by transaction costs of $0.9 million. Additions to mining interests during this period were $1.9 million of which $1.7 million reflect the development of the Sleeping Giant mine. In the quarter ended June 30, 2008, there were $13.3 million of investing activities that primarily related to the expansion of the tailings management facilities ($9.9 million), underground mine development and sustaining capital ($0.8 million), and major spare parts ($1.9 million). For the six months ended June 30, 2009, investing activities required cash of $3.2 million, of which $0.9 million was attributable to transaction costs associated with the acquisition of Cadiscor and $2.1 million related to additions to mining interests, of which $1.7 million reflect the development of the Sleeping Giant mine. For the six months ended June 30, 2008, investing activities required $24.3 million for net additions to mining interests. The majority of the additions related to the expansion of the tailings management facilities ($16.0 million), underground mine development and sustaining capital ($2.0 million), and sustaining capital for surface operations ($4.6 million).

CAPITAL RESOURCES

As at June 30, 2009 the Company had cash and cash equivalents of $61.2 million compared to $43.1 million as at December 31, 2008. The funds are largely invested in guaranteed investment certificates and short term interest bearing deposits at a major Canadian chartered bank.

The Company has sufficient cash resources to restart the Sleeping Giant mine. The cash flow from the Sleeping Giant together with the Company's cash reserves are expected to be sufficient to meet the Company's requirements in the near term.

Contractual Obligations

As at June 30, 2009	Payments Due by Period
(expressed in thousands of Canadian dollars)	Total	1 Year	2-3 Years	4-5 Years *

Senior credit facility	$1,011	$1,011	$–	$–
Capital lease obligations	2,104	1,504	578	22
Operating leases	1,488	794	646	48
Purchase obligations	4,388	4,388	–	–

	$8,991	$7,697	$1,224	$70

*
There are no payments due after five years.

RELATED PARTY TRANSACTIONS

There were no significant related party transactions to report for the three and six month periods ending June 30, 2009.

REVIEW OF OPERATIONS AND PROJECTS

Lac des Iles Property

The LDI mine consists of an open pit mine, an underground mine, a processing plant with a nominal capacity of approximately 15,000 tonnes per day, and the original mill (idle since 2001) with a nominal capacity of approximately 2,400 tonnes per day. The primary deposits on the property are the Roby Zone (a disseminated magmatic nickel-copper-PGM deposit) and the Offset Zone.

On October 21, 2008 the Company announced that, due to depressed metal prices, it was temporarily placing its Lac des Iles Mine on a care and maintenance basis effective October 29, 2008. The closure resulted in the lay off of approximately 350 employees.

Mining Operations

The Company began mining the Roby Zone in 1993 using open pit mining methods. Ore and waste from the open pit is mined using conventional hydraulic 27 cubic metre and 23 cubic metre shovels, 190 tonne trucks, 187 millimetre blast hole drills and a fleet of conventional ancillary equipment. Mine waste is stockpiled outside of design pit limits.

Development of the underground mine commenced in the second quarter of 2004 in order to access the higher grade portion of the Roby Zone. The underground deposit lies below the ultimate pit bottom of the open pit and extends to a depth of approximately 660 metres below the surface where it is truncated by an offset fault. Commercial production from the underground mine commenced on April 1, 2006. For the three months ended June 30, 2009, no ore was extracted from the underground mine. During the same period last year, the underground ore had an average head grade of 5.82 grams per tonne of palladium.

The chosen mining method for the underground mine is sublevel retreat longitudinal longhole stoping with no fill. The mining block interval is 70 metres floor to floor including a 15 metre to 25 metre sill pillar below each haulage level. Stopes are 45 metres to 55 metres high by the width of the ore body. Total intake ventilation for the mine is designed to be 205 cubic metres per minute. There is one intake ventilation raise/secondary egress situated outside the ultimate open pit limits and air exhausts up the main ramp.

At the rate of production prior to being placed on temporary care and maintenance on October 29, 2008, open pit ore reserves would have had another nine months of mine life and the current underground mining operation would have continued for another one and a half years. At much higher than current commodity prices the open pit may return to operation. However, it is expected that in the future, the higher grade ore at the pit bottom likely will be accessed from the Roby underground mine.

When operations resume, it is envisaged that the Roby underground mine and higher grade stockpiles will support production, at lower tonnage levels but higher grade than historical production. During this period, development work on the Offset Zone will commence with the objective of achieving a seamless changeover from the Roby underground to the Offset Zone. A preliminary economic assessment of the Offset Zone released in May 2008 indicated that the Offset Zone could extend underground mining operations to 2018, with production of 6,000 tonnes per day by 2012 and producing 250,000 ounces of palladium annually.

As currently envisaged, the Company would continue mining the Roby Zone, using underground mining methods, for two years while developing the Offset Zone which could add up to ten years of additional mine life. The Company believes the mine could resume operations within three months of a start-up decision.

Milling Operations

Ore is first crushed in a gyratory crusher and conveyed to a coarse ore stockpile. With the commissioning of the secondary crusher in 2004, the coarse ore stream can be split so that a portion is crushed in the secondary crusher producing a fine material feed which is then combined with the coarse feed to the

15,000 tonne per day mill. This mill was commissioned in 2001 and utilizes a conventional flotation technology to produce a palladium rich concentrate that also contains platinum, nickel, gold and copper. This mixture of coarse and fine material feeds to the SAG mill to increase mill throughput. The ore is ground to a nominal P80 (the size of an opening through which 80% of the product will pass) of 74 microns in a conventional semi-autogenous mill/ball mill/pebble crusher (SABC) circuit. The ground ore then feeds a flotation circuit comprised of rougher/scavengers and four stages of cleaning. One flotation circuit in the mine's original mill is currently connected to the new mill to provide additional cleaner flotation capacity. The final concentrate is thickened and dewatered using two pressure filters.

For the three months ended June 30, 2009, the mill did not process any ore. In the same period last year, the mill processed 1,154,842 tonnes of ore or 12,691 tonnes per operating day at an average palladium head grade of 2.35 grams per tonne with an average palladium recovery of 75.3%. In the second quarter of 2009, the Company did not produce palladium. For the three months ended June 30, 2008, the Company produced 65,791 ounces of palladium.

Total production costs (mining and milling) per tonne of ore milled for the three months ended June 30, 2008 were $26.61. For the three months ended June 30, 2008 cash costs1, including direct and indirect operating costs, smelting, refining, transportation and sales costs and royalties, net of credits for by-products, were US$219 per ounce of palladium.

Offset Zone

The Offset Zone located on the LDI property was discovered by the Company's exploration team in 2001. The Offset Zone is considered to be the fault-displaced continuation of the Roby Zone mineralization and is located below and approximately 250 meters to the west of the Roby Zone. An updated mineral resource estimate was prepared by RPA in January 2009. The report showed that the Offset Zone has significantly more mineral resources than the current underground mine of the Roby Zone at similar grades, and remains open along strike to the north, south and at depth.

On May 7, 2008, the Company announced the results of a preliminary economic assessment prepared by Micon International Limited ("Micon"), which concluded that the Offset Zone could extend the Company's underground mining operation to 2018 based on a palladium price in excess of US$350 per ounce. Micon examined the economic viability of several mining scenarios for the Offset Zone, including a continuation of the existing ramp system from the current underground mine, several shaft options and a conveying option. The study concluded that in order to achieve a production rate of 250,000 ounces of palladium per annum, the underground mine could be operated at 4,000 to 7,000 tonnes per day using a series of conveyors and access ramps at an initial estimated capital cost of $37 million.

The Micon study proposes continuation of the longhole stoping mining method, the Company's mining method prior to the temporary mine closure, at the existing underground operations. Using a conveying system to bring ore to surface was found to be advantageous since it provides a great deal of flexibility in decision making and spreads capital expenditures over the life of the mine. In light of the Micon study the Company is considering a staged implementation of the shaft option considered by Micon.

When operating at 6,000 tonnes per day, the study estimates the Offset Zone operation could yield approximately 250,000 ounces of palladium, 16,000 ounces of platinum, 17,000 ounces of gold, 2 million pounds of nickel and 4 million pounds of copper annually. This economic assessment is preliminary in nature and includes measured, indicated and inferred mineral resources. Approximately 80% of the resources included in the 2007 preliminary economic assessment are in the inferred category. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable the resource to be categorized as mineral reserves. The study's level of accuracy is deemed to be plus or minus 25%.

An updated mineral resource estimate was prepared by RPA in January 2009. As a result of the 2007 underground drill program, there is a higher confidence level in the mineral resource and approximately

1
Non-GAAP measure. Reference should be made to footnote 1 at the end of this MD&A.

73% of the resources are now classified in the indicated category. The Offset Zone is open for extensional exploration drilling along strike to the north and south end down dip.

Following the updated resource estimate for the Offset Zone, the Company engaged Nordmin Engineering Ltd. ("Nordmin") to assist in assessing the optimal mining and milling configuration of developing the upper portion of the Offset Zone with a view to completing a prefeasibility report in the third quarter of this year. The discovery of a new PGM Zone, named the Cowboy Zone, less than 50 metres away from the Offset Zone (see June 25, 2009 press release) has resulted in the decision to expand the exploration effort to define the limits, size and grade of the Offset Zone and to pursue other possible mineralized zones that were identified as a result of this initial exploration effort. Accordingly, Nordmin will now work towards completing an advanced preliminary economic assessment, expected to be available by late Q4 2009.

The advanced preliminary economic assessment will take into account a resource update to be prepared by RPA, which will include the results of drilling completed in the first half of 2009. The Company expects this resource update to be available early in the fourth quarter of 2009. A further resource update is scheduled for late February 2010, which will incorporate all of the second half 2009 drill results. The Company expects that resource update to be available early in the second quarter of 2010.

Based on the work done to date with Nordmin, and recent exploration success, the Company believes that the most efficient way to mine the Offset Zone is by way of shaft access, with a maximum capacity of 5,000 tonnes per day. The mining method to be utilized is "Large Scale Shrinkage", similar to the mining method used by Agnico-Eagle Limited at their Goldex mine in Quebec. This method slightly increases the overall upfront capital requirements but reduces the operating costs by approximately 50%. This mining method entails drilling off and blasting the entire ore zone and pulling the muck from the bottom horizon. As the muck is pulled down, waste rock is introduced at the top of the shrink to minimize ground control issues. Preliminary work suggests that mining costs would be similar to Agnico-Eagle's Goldex mine.

Exploration

In addition to the Company's mining, development and exploration activities at the LDI mine, grassroots exploration is an integral part of the growth strategy. In 2008, the grassroots exploration projects involved trenching on the North LDI area, north of the LDI mine, and trenching and drilling on the Mine Block Intrusion, east of the LDI mine. Individual project areas on the Mine Block Intrusion that saw exploration activities were the North VT Rim, South VT Rim, Baker Zone and Creek Zone.

For 2009, a follow-up five hole drill program was planned for North LDI. The drill holes were designed to test under mineralized trenches from which samples returned up to 7.0 grams per tonne PGM plus gold. They were also designed to test the nested intrusion model for the North LDI area, based on the results of a historic airborne geophysical survey. As at the date of this MD&A, two holes were completed and assay results were not significant. The North LDI program was suspended pending further desk top studies.

Cowboy Zone

During the six months ended June 30, 2009, the Phase 1 underground Offset Zone infill drill program (38 holes for 21,150 metres drilled on cross sections 499N to 504N) and analysis of historic data led to the discovery of the Cowboy Zone in the footwall to the Offset Zone. Based on the available drill results (38 holes), the Cowboy Zone is located 30 to 50 metres down section to the west of the Offset Zone and extends for up to 250 metres along strike and 350 metres down dip. It remains open in all directions and, similar to the Offset Zone, the Cowboy Zone appears to consist of multiple mineralized subzones.

Following successful completion of the Phase 1 drill program in June 2009, a mineral resource estimate for the Cowboy Zone is planned for completion in the fourth quarter of 2009. Meanwhile a Phase 2 underground drill program commenced in July and will finish in December 2009. The primary focus of Phase 2 (35 holes for 16,000 metres on cross sections 505N to 511N) is infill drilling of the Offset Zone. It also includes drilling to expand the lateral and vertical (up dip and down dip) limits of the Cowboy Zone and test its orientation, geometry and internal continuity.

The host rocks of the Cowboy Zone are vari-textured gabbro, pyroxenite and brecciated gabbro. Sulphide content averages 1% chalcopyrite (copper sulphide) plus pyrrhotite (iron sulphide), which is significantly higher than the Offset Zone. The best composited assay intercepts are 4 metres of 5.10 grams per tonne (g/t) palladium (Pd) for hole 09-105 on section 503N, 4 metres of 3.88 g/t Pd for hole 09-120 on section 502N, and 5 metres of 4.46 g/t Pd for hole 09-202 on section 501N.

Sleeping Giant Mine Property

In December 2007 Cadiscor commenced a 19,000 metre underground exploration program at a cost of $2.4 million to test the continuity of the gold zone below the deepest mine level (-975 metres). Cadiscor engaged GENIVAR to validate the geological interpretation and the known mineralized zones at the mine. In this NI 43-101 report1, GENIVAR concluded that Sleeping Giant Mine had measured and indicated resources of 489,200 tonnes at an average grade of 9.7 g/t Au for 152,743 ounces of gold. Within this geological resource, GENIVAR engineering studies identified mineral Proven and Probable reserves accessible via current workings totalling 235,300 tonnes at an average grade of 9.3 g/t Au for 70,350 ounces of gold.

Discovery Property

Following a successful 2007-2008 drilling program, Cadiscor hired InnovExplo to update the previous NI 43-101 report on the Discovery gold deposit. The new NI 43-101 resource estimate2 indicates the measured and indicated resource increased by 15%, and is now estimated at 1,282,082 tonnes grading 5.75 g/t, for a total of 237,075 ounces of gold. In addition, the inferred resource increased by 56% to 1,545,500 tonnes grading 5.93 g/t Au, for 294,473 ounces of gold. In September 2008, InnovExplo completed a preliminary economic assessment that confirmed that the project was economically feasible and could generate positive cash flow under certain assumptions.

Flordin and Cameron Shear and Florence Properties

In 2008 Cadiscor carried out preliminary exploration drilling on the Flordin property at a cost of $0.3 million and the Cameron Shear property at a cost of $0.2 million. Drilling on Flordin intersected several mineralized zones, expanding their lateral and depth dimensions and confirming the exploration potential of the property. Cameron Shear is a joint venture option with Canadian Royalties Inc. in which the Company and Canadian Royalties each have a 50% option. Florence is a small 100% Company-owned property which is adjacent north to the Cameron Shear property.

Shebandowan West Project

On December 10, 2007, the Company earned a 50% interest in the former producing Shebandowan mine and the surrounding Haines and Conacher properties pursuant to an option and joint venture agreement with Vale Inco. The properties, known as the Shebandowan property, contain a series of nickel copper-PGM mineralized bodies and the land package totals approximately 7,842 hectares. These properties are located 90 kilometres west of Thunder Bay, Ontario, and approximately 100 kilometres southwest from the Company's LDI mine. Vale Inco retains an option to increase its interest from 50 to 60%, exercisable in the event that a feasibility study on the properties results in a mineral reserve and mineral resource estimate of the equivalent of 200 million pounds of nickel and other metals. As currently envisaged, the Shebandowan West Project will not trigger Vale Inco's back-in right.

The Shebandowan West Project covers a small portion of the Shebandowan property and encompasses three shallow mineralized zones known as the West, Road and "D" zones, all of which are located at shallow depths immediately to the west of the former Shebandowan mine in an area known as the Shebandowan West Project. Management considers the Shebandowan West Project's nickel- copper-PGM mineralization to represent the western extension of the Shebandowan mine ore body. The former Shebandowan mine, in operation from 1972 to 1998, produced 8.7 million tons of ore at grades of 2.07%

1  The Technical Report was issued on October 8, 2008 and was prepared under the supervision of Tyson Birkett, Josée Couture and Christian Bézy, all of whom were qualified persons and independent of Cadiscor.

2  The Technical Report was issued on August 1, 2008 and was prepared under the supervision of Carl Pelletier, a qualified person who was independent of Cadiscor.

nickel, 1.00% copper and approximately 3.0 grams per ton PGM plus gold. An NI 43-101 Technical Report disclosing the results of a mineral resource estimate by an independent Qualified Person was filed on October 26, 2007.

In December 2007, the Company retained SRK Consulting to prepare a preliminary economic assessment of a mine development scenario entailing excavation of the Shebandowan West Project by means of ramp-accessed underground mining methods at a rate of 500 to 1,000 tonnes per day, crushing the material on site and transporting it by truck to the LDI property for processing at that mine's original mill. Though idle since 2001, the Company believes that the original LDI mill could be refurbished quickly and at a relatively low cost if the project were to proceed. Preliminary metallurgical testing supports the possibility of producing a bulk sulphide concentrate from the Shebandowan West Project at the original mill.

The Company received a preliminary economic assessment on the project from SRK. However, in light of the sharp decline in metal prices in the fall of 2008, the Company ceased all activities with the Shebandowan Joint Venture, including at the Shebandowan West Project. A decision on when and whether to resume activities will largely depend on the long term outlook for nickel prices.

ADOPTION OF NEW ACCOUNTING STANDARDS

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, "Goodwill and Intangible Assets", replacing section 3062, "Goodwill and Other Intangible Assets", and Section 3450, "Research and Development Costs". This section established standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. The new section is effective for years beginning on or after October 1, 2008. At June 30, 2009, the Company has no goodwill or intangible assets that would be accounted for under this standard. Accordingly, there is no impact on the consolidated financial statements as a result of the adoption of this standard.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

Effective January 1, 2009, the Company adopted Emerging Issues Committee ("EIC") abstract 173 ("EIC-173"), Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies that an entity should take into account its own credit risk and counterparty credit risk in determining the fair value of financial assets and financial liabilities, including derivative instruments. The Company's adoption of this abstract had no effect on the consolidated financial statements.

Mining Exploration Costs

Effective January 1, 2009, the Company adopted EIC-174, Mining Exploration Costs, which clarifies guidance related to capitalization of exploration costs and impairment of capitalized costs. The Company's adoption of this abstract had no effect on the consolidated financial statements.

IMPACT OF INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

In February 2008, the CICA Accounting Standards Board ("AcSB") confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective in calendar year 2011, with early adoption allowed starting in calendar year 2009. The conversion to IFRS will be required, for the Company, for interim and annual financial statements beginning on January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences in recognition, measurement and disclosures. In the period leading up to the conversion, the AcSB will continue to issue accounting standards that are converged with IFRS such as IAS 2, Inventories, and IAS 38, Intangible assets, thus mitigating the impact of adopting IFRS at the mandatory transition date.

The Company is currently evaluating the impact of the adoption of IFRS on its consolidated financial statements. The adoption of IFRS will make it possible for the Company to re-assess the fair values of assets and liabilities on its balance sheet under IFRS 1, which could impact the balance sheet significantly if the impairment imposed needs to be reassessed.

To transition to IFRS, the Company must apply "IFRS 1 – First Time Adoption of IFRS" that set out the rules for first time adoption. In general, IFRS 1 requires an entity to comply with each IFRS effective at the reporting date for the entity's first IFRS financial statements. This requires that an entity apply IFRS to its opening IFRS balance sheet as at January 1, 2010 (i.e. the balance sheet prepared at the beginning of the earliest comparative period presented in the entity's first IFRS financial statements).

Within IFRS 1 there are exemptions, some of which are mandatory and some of which are elective. The exemptions provide relief for companies from certan requirements in specified areas when the cost of complying with the requirements is likely to exceed the resulting benefit to users of financial statements. IFRS 1 generally requires retrospective application of IFRSs on first-time adoptions, but prohibits such application in some areas, particularly when retrospective application would require judgments by management about past conditions after the outcome of a particular transaction is already known.

During the period ended June 30, 2009, key members of the IFRS project team were focused on identifying existing and emerging issues relating to the conversion to IFRS in order to ensure their inclusion in the Company's preliminary conversion project scoping analysis.

The Company has initiated a preliminary review of IFRS standards, including the optional exemptions which may be elected by the company under IFRS 1, the transitional standard addressing initial adoption of IFRS. Based upon these reviews, the Company will further refine its scoping plan and initial project timeline. However, the specific impact that these standards and related exemptions will have upon the reporting and disclosures within the Company's financial statements cannot be effectively determined at this time.

OUTSTANDING SHARE DATA

As of August 10, 2009, there were 103,778,235 common shares of the Company outstanding. In addition, there were options outstanding pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 1,430,500 common shares of the Company at a weighted average exercise price of $5.04, as well as options outstanding pursuant to the Cadiscor Resources Stock Option Plan entitling holders thereof to acquire 917,400 common shares of the Company at a weighted average exercise price of $2.42. As of the same date, there were also 14,935,895 warrants outstanding each warrant entitling the holder thereof to purchase one common share at a weighted average exercise price of US$5.63.

RISKS AND UNCERTAINTIES

The price of palladium is the most significant factor influencing the profitability of the Company. Many factors influence the price of palladium, including global supply, fabrication and investment demand, speculative activities, international political and economic conditions and production levels and costs in other PGM producing countries, particularly Russia and South Africa. The possible development of a substitute alloy or synthetic material, which has catalytic characteristics similar to platinum group metals, may result in a future decrease in demand for palladium and platinum.

Currency fluctuations will affect financial results since the prices of the Company's products are denominated in United States dollars, whereas the Company's administration, operating and exploration expenses are incurred mainly in Canadian dollars. As a result, any strengthening of the Canadian dollar relative to the United States dollar has a negative impact on the Company's revenue and profitability.

The Company is dependent on two mines for its metal production. The business of mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, metallurgical and other processing problems, unusual and unexpected rock formations, pit slope failures, flooding and periodic interruptions due to inclement weather conditions or other acts of nature, mechanical equipment and facility performance problems and the availability of materials and equipment. These risks could result in damage to, or destruction of, the Company's properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Although the Company maintains insurance in respect of the mining operations that is within ranges of coverage consistent with industry practice, such insurance may not provide coverage of all the risks associated with mining.

Prior to placing LDI on care and maintenance, the Company sold all of its concentrate to one smelting firm under a contract that was renegotiated during the second quarter of 2007 for a three year term that expires on March 31, 2010. This agreement may be extended on an annual basis for an additional two years by mutual agreement of both parties if such agreement is reached no later than six months prior to the anniversary date of March 31, 2010. Upon placing the mine on care and maintenance due to low metal prices, the Company has given "force majeure" notice to the the smelting firm. Management believes a more favourable smelting contract would be available in the current economic environment.

These and other risks and uncertainties are discussed in greater detail in the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

SCOPE LIMITATION FOR INTERNAL CONTROLS

Effective May 26, 2009, the Company acquired 100 percent of the outstanding common shares of Cadiscor in an all-equity transaction. The results of Cadiscor's operations have been included in these consolidated financial statements since the date of acquisition. However, the Company has not had sufficient time to appropriately review, design or maintain the internal controls used by Cadiscor and integrate them with those of the Company.

As a result, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude the controls, policies and procedures of Cadiscor from the June 30, 2009 certifications of internal controls.

The acquisition date financial information for Cadiscor is included in the discussion regarding the acquisition contained in this MD&A and in Note 3 of the consolidated financial statements. A summary of the financial information for Cadiscor, expressed in thousands of dollars, which was included in the consolidated financial statements of the Company at June 30, 2009, is provided below.

Revenue – after pricing adjustments	$–
Loss before discontinued operations and extraordinary items	(251)
Net loss and comprehensive loss for the period	$(251)
Current assets	$6,934
Non-current assets	40,217
Current liabilities	1,945
Non-current liabilities	2,563

DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for the information disclosed in this management's discussion and analysis and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the three months ended June 30, 2009, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify, subject to the scope limitation, that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company's management, including the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For the three months ended June 30, 2009, the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer certify, subject to the scope limitation, that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with Canadian GAAP.

With the exception of any impact upon internal controls that may be identified as a result the acquisition of Cadiscor Resources Inc. and the ongoing integration of its operations into the Company, there have been no changes in the Company's internal controls over the financial reporting that occurred during the most recent interim period ended June 30, 2009 that have materially affected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance with respect to the preparation and fair presentation of published financial statements. Under the supervision and with the participation of the President and Chief Executive Officer and the Vice President, Finance and Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

1Non-GAAP Measures

This management's discussion and analysis refers to cash cost per ounce which is not a recognized measure under Canadian GAAP. Such non-GAAP financial measures do not have any standardized meaning prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses this measure internally. The use of this measure enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company's performance, assess performance in this way. Management believes that this measure better reflects the Company's performance and is a better indication of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP. The following tables reconcile this non-GAAP measure to the most directly comparable Canadian GAAP measure:

(a)
Reconciliation of Cash Cost per Ounce to Financial Statements*
(expressed in thousands of dollars	Three months ended June 30			Six months ended June 30
except per ounce amounts)	2009	**	2008	2009	**	2008

Production costs including overhead	$–		$30,729	$–		$61,329
Smelter treatment, refining and freight costs	–		6,132	–		11,542

	–		36,861	–		72,871
Less by-product metal revenue	–		(23,853)	–		(58,850)

	$–		$13,008	$–		$14,021

Divided by ounces of palladium	–		58,450	–		112,651
Cash cost per ounce (CDN$)	$–		$223	$–		$124
Exchange rate (CDN$1 – US$)	–		1.018	–		1.023

Cash cost per ounce (US$)	$–		$219	$–		$122

*
Certain prior period amounts have been reclassified to conform to the classification adopted in the current period.

**
Zero production in 2009 reflects the Company's LDI mine being on a care and maintenance basis.

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Certain information included in this MD&A, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate' and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company's estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. In addition, there can be no assurance that the Sleeping Giant mine will be successfully restarted or that, if restarted, it will operate profitably at prevailing gold prices, or that the other properties acquired through Cadiscor Resources acquisition can be successfully developed. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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